CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into Registration Statement No. 333-168052 on Form S-8 of Neah Power Systems, Inc. ("the Company") of our report dated August 8, 2018, on our audits of the consolidated financial statements of the Company as of and for the years ended September 30, 2016 and 2015, appearing in the Company's Annual Report on Form 10-K for the year ended September 30, 2016.

Our report contains an explanatory paragraph that states that the Company had an accumulated deficit and a working capital deficit at September 30, 2016.  Additionally, it also states that the Company used cash in operating activities for the year ended September 30, 2016, and has experienced recurring losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

August 8, 2018